Aflac Incorporated 2012 Form 10-K
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Years Ended December 31,

	2012	2011	2010	2009	2008
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$2,866	$1,937	$2,328	$1,497	$1,254
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share – basic	466,868	466,519	469,038	466,552	473,405
Dilutive effect of share-based awards	2,419	2,851	4,047	2,511	5,410
Weighted-average outstanding shares used in the computation of earnings per share – diluted	469,287	469,370	473,085	469,063	478,815
Earnings per share:
Basic	$6.14	$4.16	$4.96	$3.21	$2.65
Diluted	6.11	4.12	4.92	3.19	2.62
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs. Adjustments to balances in years 2009 and 2008 were immaterial and are not reflected in the table above.